Exhibit 17.1

March 10, 2015

Board of Directors

SMG Indium Resources Ltd.

176 LaGuardia Ave.

Staten Island, New York 10314

Attention: Ailon Z. Grushkin

Re: Resignation as Chief Executive Officer

Gentlemen:

I, Alan C. Benjamin, hereby tender my resignation as the Chief Executive Officer of SMG Indium Resources Ltd., a Delaware corporation (the “Company”), effective as of March 10, 2015. My resignation is not the result of a disagreement between the Company and me on any matter relating to the Company's operations, policies or practices.

Very truly yours,

/s/ Alan C. Benjamin___________________

Alan C. Benjamin